FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              31 March 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                            INTERNATIONAL POWER PLC

International Power plc (the "Company") has been notified by RBC Trustees (Guernsey) Limited (being the Trustee of one of the Company's employee share ownership trusts (hereinafter referred to as the "Trustee")), that on 28 March 2003 the Trustee acquired 1,800,000 Ordinary shares in the Company at a price of
83.47 pence per share.

Additionally, on 28 March 2003 the Company granted to the Trustee an Option to acquire 3,807,057 Ordinary shares in the Company at an option price of 84 pence per share. This Option was granted under the Rules of the Company's 2002 Performance Share Plan (the "Plan"). The Option will only be exercised to the extent required to satisfy awards made on 10 March 2003 (and as notified on 13 March 2003) under the Plan to executive directors and certain senior employees of the Company. The option price was determined by reference to the middle market quotation of the Company's Ordinary shares on 27 March 2003, in accordance with the Rules of the Plan.

All the executive directors of International Power plc (together with all other employees of International Power plc and its subsidiaries) are potential beneficiaries of the trust and are therefore treated as becoming interested in the shares acquired by, and in the option granted to, the Trustee.

The Ordinary shares acquired by the Trustee and the option are held for the purpose of satisfying awards made to eligible employees of the Company under the Company's various employee share ownership plans as part of its policy of seeking to align the interests of its employees with those of its shareholders.

Stephen Ramsay

Company Secretary








                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary